FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2021

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SEC FILE NUMBER
8-3774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wiley Bros. - Aintree Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Burton Hills Blvd., Suite 350
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa P. James	615-252-6196	ljames@wileybros.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

The Baker Group, CPAs., P.C.
(Name – if individual, state last, first, and middle name)

1504 17th Avenue S.	Nashville	TN	37212
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3434
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Lisa P. James_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Wiley Bros.-Aintree Capital, LLC_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Lisa P James

Title:

VP Financial Principal



Angela J Sam...

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-12
Schedule I	13
Schedule II	14
Schedule III	15
Independent Auditor's Exemption Report	16
Firm's Exemption Report	17
Independent Auditor's Agreed-Upon Procedures Report for Form SIPC-7	18
Securities Investor Protection Corporation Form SIPC-7	19



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Wiley Bros. - Aintree Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedules I, II, and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our responsibility is to express an opinion on Wiley Bros. – Aintree Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wiley Bros. – Aintree Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Wiley Bros. – Aintree Capital, LLC's financial statements. The supplemental information is the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wiley Bros. – Aintree Capital, LLC's auditor since 1997.

The Baker Group, CPAs, P.C.

Nashville Tennessee
March 1, 2022

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 2,771,280
Receivable from brokers and dealers	455,638
Fair value of securities owned	
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $672,517)	75,545
Other assets	179,202
	$ 3,481,665

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$ -
Payable to brokers and dealers	-
Accrued taxes and other liabilities	1,033,027
Members' equity	2,448,638
	$ 3,481,665

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues

Commissions and fees	$ 2,129,435
Gains on securities trading accounts	1,892,915
Fees for Investment Advisory Services	8,665,497
Profits (losses) from underwriting and selling groups	218,411
Revenue from sale of investment co shares	432,170
Other income from the securities business	112,963
	13,451,391

Expenses

Employee compensation and benefits	10,261,645
Members' compensation	301,088
Commission and clearance paid to brokers	306,475
Communication and data processing	457,305
Interest expense	38,741
Regulatory fees and expenses	48,218
Occupancy Expenses	683,895
General and administrative expenses	1,049,720
	13,147,087
Net Income (Loss) from Continuing Operations	304,304
Net Income (Loss)	$ 304,304

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Beginning Members' Equity	$ 2,279,956
Net Income (loss)	304,304
Members' Contributions	0
Members' Drawings	(135,622)
Ending Members' Equity	$ 2,448,638

The accompanying notes are an integral part of these statements.

4

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net income (loss)	$	304,304
Adjustments to reconcile net income to net cash provided by operations		
Depreciation and amortization		16,600
(Increase) Decrease in:		
Receivable from brokers and dealers		554,630
Fair value of securities owned		682,366
Other assets		146,300
Increase (Decrease) in:		
Note payable		(605,739)
Accrued taxes and other liabilities		521,534
Net cash provided by operating activities		1,619,995
Cash Flows from Investing Activities		
Purchase of equipment		(39,741)
Net cash used by investing activities		(39,741)
Cash Flows from Financing Activities		
Contributions from members		0
Distributions to members		(135,622)
Net cash used by financing activities		(135,622)
Net increase (decrease) in cash		1,444,632
Cash at beginning of period		1,326,648
Cash at end of period		2,771,280
Supplemental Disclosures		
Interest Expense Paid	$	38,702
Taxes paid	$	0

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period

The Limited Liability Company's year ends on December 31, 2021.

Revenue Recognition

Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2021 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation

Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $324,368 for the current period.

Income Taxes

Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

<u>Uncertain Tax Positions</u>

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

<u>Cash Flows</u>

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Member Allocation</u>

The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

<u>Other Assets</u>

Other assets consist of employee advances and loans, and other receivables.

<u>Estimates</u>

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

<u>Revenue from contracts with customers</u>

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Commissions

Brokerage Commissions. The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Underwriting fees. The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gain or Loss is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Revenue from contract with customers by major source

Commissions	
Brokerage Commissions	$ 489,398
Investment banking fees	
Underwriting fees	634,975
Asset Management Fees	
Investment Advisory Fees	5,723,932
Total revenue from contracts with customers	$ 6,848,305

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2021, the Company's net capital of $2,172,528 was $1,922,528 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 476,372
Office furniture and fixtures	133,914
Leasehold improvements	137,776
	748,062
Less: Accumulated depreciation	(672,517)
	$ 75,545
Depreciation and Amortization Expense	$16,600

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2021 amounts due from related parties, which were included in Other Liabilities, was $228.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under a month to month operating lease agreement. The total rental for office space was $402,422 for the current period.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 4.00% at December 31, 2021. The loan contains financial covenants pertaining to the Company's equity balance with which the Company was in compliance.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $37,314 for the period ended December 31, 2021.

NOTE 10 – CONTINGENT LIABILITIES

From time to time the Company has claims pending against it. At March 1, 2022, there were no significant claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021.


Fair Value Measurements on a Recurring Basis
as of December 31, 2021:


	Fair Value	Level 1
Securities owned	$ 0	$ 0

NOTE 12 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. If COVID-19 continues to spread in the United States, we expect to experience possible disruptions that could adversely impact our business. It is unknown how long these disruptions could continue, were they to occur. Additionally, COVID-19's spread, which has had a broad global impact, including restrictions on travel and quarantine policies put into place by businesses and governments, may materially affect us economically by causing disruptions to the world markets. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 15 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through the date of the auditor's report which is the date the financial statements were available to be issued.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2021

Total members' equity from Statement of Financial Condition		$2,448,638
Total members' equity qualified for net capital		2,448,638
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$ 75,545	
Other assets	179,202	
Total non-allowable assets		254,747
D. Other deductions and/or charges		21,363
Total deductions and/or charges		276,110
Net capital before haircuts		2,172,528
Haircuts on securities		
Debt securities		
Total haircuts on securities		0
NET CAPITAL		$2,172,528

13

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

As of December 31, 2021

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$2,448,638	$ 0	$2,448,638
3. Total	2,448,638	0	2,448,638
5. Total capital	2,448,638	0	2,448,638
6. A. Non-allowable assets	254,747	0	254,747
D. Other deductions and/or charges	21,363	0	21,363
Total deductions	276,110	0	276,110
8. Net capital before haircuts	2,172,528	0	2,172,528
9. Haircuts on securities: Total haircuts	0	0	0
10. Net capital	$2,172,528	$ 0	$2,172,528

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2021

Minimum net capital required	$ 68,869
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$ 1,922,528

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND
RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$1,033,027
Aggregate Indebtedness	$1,033,027

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$1,033,027	
Net capital	$2,172,528	47.55%

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2021

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

15



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Wiley Bros.-Aintree Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wiley Bros.-Aintree Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wiley Bros.-Aintree, Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Wiley Bros.-Aintree Capital, LLC stated that Wiley Bros.-Aintree Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wiley Bros.-Aintree Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wiley Bros.-Aintree Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
March 1, 2022

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-296-4600

MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS.-AINTREE CAPITAL, LLC
EXEMPTION REPORT

Wiley Bros.-Aintree Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent year without exception.

Wiley Bros.-Aintree Capital, LLC

I, Lisa P. James swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Lisa P. James_
Financial Principal

March 1, 2022



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Wiley Bros.-Aintree Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Wiley Bros.-Aintree Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
March 1, 2022

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600

MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3774 FINRA DEC
WILEY BROS.-AINTREE CAPITAL, LLC
40 BURTON HILLS BLVD SUITE 350
NASHVILLE, TN 37215-6408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lisa James 615-252-6196

2. A. General Assessment (item 2e from page 2) $19,504

B. Less payment made with SIPC-6 filed (**exclude interest**) (7961)
7-28-2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,543

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $11,543

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $11,543

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILEY BROS.-AINTREE CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

Lisa P James
(Authorized Signature)

VP Financial Principal
(Title)

Dated the 7th day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2021
and ending dEC 31, 2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 13,479,530

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

437,967

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 38,741

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$

Enter the greater of line (i) or (ii)

38,741

Total deductions

476,708

2d. SIPC Net Operating Revenues

$ 13,002,822

2e. General Assessment @ .0015

$ 19,504

(to page 1, line 2.A.)